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                                                                    EXHIBIT 8.1

                        TAX OPINION OF HUNTON & WILLIAMS

September 18, 2001



NTELOS Inc.
401 Spring Lane, Suite 300
Waynesboro, Virginia  22980

Conestoga Enterprises, Inc.
202 East First Street
Birdsboro, Pennsylvania  19508

                      Merger of Conestoga Enterprises, Inc.
                          Into NTELOS Acquisition Corp.
                       Certain Federal Income Tax Matters

Ladies and Gentlemen:

We have acted as counsel to NTELOS Inc. ("NTELOS"), a Virginia corporation, in connection with the proposed merger (the "Merger") of Conestoga Enterprises, Inc. ("Conestoga"), a Pennsylvania corporation, into NTELOS Acquisition Corp. ("Acquisition"), a Virginia corporation and wholly-owned subsidiary of NTELOS, pursuant to the Agreement and Plan of Merger dated as of July 24, 2001, among NTELOS, Conestoga, and Acquisition (the "Agreement"). This opinion is delivered to you in connection with a Form S-4 Registration Statement (the "S-4) relating to the Merger filed under the Securities Act of 1933. Any capitalized term used but not defined in this letter has the meaning given that term in the Agreement.

Conestoga has outstanding two classes of stock: common stock and preferred stock that is convertible into Conestoga common stock and, at Conestoga's option, redeemable. All shares of Conestoga preferred stock are to be converted into Conestoga common stock before the Merger occurs. Each share of Conestoga common stock also represents a stock purchase right issued pursuant to the Conestoga Rights Agreements dated as of March 1, 2000. Future references herein to Conestoga common stock refer to both the common stock and such rights.

In the Merger, each outstanding share of Conestoga common stock (other than any shares held by NTELOS, Conestoga, or any subsidiary of either of them) is to be converted, at the election of each Conestoga shareholder, into $40, NTELOS common stock, or a combination of cash and NTELOS common stock.

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For that purpose, the number of shares of NTELOS common stock to be exchanged for each share of Conestoga common stock generally will be determined by dividing $40 by the average closing price for NTELOS common stock on the Nasdaq for the twenty consecutive trading days ending on the second business day before the effective time of the Merger. If, however, the average closing price of NTELOS common stock during the measurement period is less than $18.00, the conversion ratio will be 2.2222 shares of NTELOS common stock for each share of Conestoga common stock, and if the average closing price for NTELOS common stock during the measurement period is more than $30.00, the conversion ratio will be
1.3333 shares of NTELOS common stock for each share of Conestoga common stock. NTELOS will not issue fractional shares of NTELOS common stock in the Merger. Instead, the number of shares of NTELOS common stock to be exchanged for Conestoga common stock held by any shareholder will be rounded to the nearest whole number of shares, with 0.5 being rounded up to the next whole number.

The Agreement imposes restrictions on the amount of cash that will be paid in the Merger. In the event that the aggregate number of shares of Conestoga common stock for which elections to receive cash are made is greater than 58 percent of the number of shares of Conestoga common stock outstanding, some shares for which elections to receive cash have been made will be converted into the right to receive shares of NTELOS common stock to the extent necessary to prevent the total percentage of outstanding shares converted into cash in the Merger from exceeding 58 percent. The number of shares of Conestoga common stock for which cash may be paid in the Merger also will be reduced if and to the extent necessary, in our opinion, to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Under Pennsylvania law, Conestoga shareholders are not entitled to exercise dissenter's rights.

You have requested our opinion concerning certain federal income tax consequences of the Merger. In giving this opinion, we have reviewed the Agreement, the S-4, and such other documents as we have considered necessary. In addition, we have assumed the following:

1. The fair market value of the NTELOS common stock plus the amount of cash received by a Conestoga shareholder in exchange for Conestoga common stock will be approximately equal to the fair market value of the Conestoga common stock surrendered in the exchange.

2. None of the compensation received by any shareholder-employee of Conestoga will be separate consideration for, or allocable to, any shares of Conestoga common stock; none of the shares of NTELOS common stock received by any shareholder-employee in the Merger will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

3. No share of Conestoga stock has been or will be redeemed directly or indirectly (including, without limitation, through a partnership) by Conestoga or acquired directly or indirectly (including, without limitation, through a partnership) by any subsidiary of Conestoga in anticipation of the Merger.


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4.  Conestoga has not made and will not make any extraordinary distribution with respect to its stock in anticipation of the Merger.

5.  No share of Conestoga stock is owned by any subsidiary of Conestoga.

6. There is no plan or intention for NTELOS or any subsidiary of NTELOS to acquire directly or indirectly (including, without limitation, through a partnership) any of the NTELOS common stock issued in the Merger or to make any extraordinary distribution with respect to such stock.

7. Neither NTELOS nor any subsidiary of NTELOS (a) owns or has owned during the past five years any shares of Conestoga stock or (b) has acquired or will acquire directly or indirectly (including, without limitation, through a partnership) any shares of Conestoga stock in anticipation of the Merger.

8. Neither NTELOS nor any subsidiary of NTELOS (a) has transferred or will transfer cash or other property to Conestoga or any subsidiary of Conestoga in anticipation of the Merger or (b) has made or will make any loan to Conestoga or any subsidiary of Conestoga in anticipation of the Merger.

9. Acquisition will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Conestoga immediately before the Merger. For this purpose, amounts paid by Conestoga (or by Acquisition as successor to Conestoga) for expenses related to the Merger and any redemptions and distributions (except for regular, normal dividends) made in connection with the Merger will be included as assets held by Conestoga immediately before the Merger.

10. On the effective date of the Merger, the fair market value of Conestoga's assets will exceed the sum of Conestoga's liabilities plus the amount of liabilities, if any, to which its assets are subject.

11. Following the Merger, Acquisition will continue the historic business of Conestoga or use a significant portion of Conestoga's historic business assets in a business.

12. The liabilities of Conestoga that will be assumed by Acquisition and the liabilities, if any, to which assets of Conestoga are subject were incurred by Conestoga in the ordinary course of business.

13. There is no indebtedness existing between (a) Conestoga or any subsidiary of Conestoga and (b) NTELOS, Acquisition, or any other subsidiary of NTELOS.

14. NTELOS, Acquisition, Conestoga, and the shareholders of Conestoga have paid or will pay their respective expenses, if any, incurred in connection with the Merger, except (a) Acquisition will pay with funds provided by Conestoga any property or transfer taxes imposed on Acquisition in connection with the Merger and (b) Acquisition, as the surviving corporation in the Merger, may assume and pay any unpaid expenses of Conestoga that are solely and directly related to the Merger.

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15.  NTELOS owns, and immediately before the Merger will own, all the outstanding shares of stock of Acquisition.

16. After the Merger, Acquisition will not issue additional shares of its stock that would result in NTELOS owning less than 80 percent of the total combined voting power of all classes of Acquisition voting stock or less than 80 percent of each class of Acquisition nonvoting stock.

17. Neither NTELOS nor Acquisition has any plan or intention (a) to liquidate Acquisition, (b) to merge Acquisition into another entity, (c) to sell or otherwise dispose of any stock of Acquisition, or (d) for Acquisition to sell or otherwise dispose of any of the assets of Conestoga acquired in the Merger (except for (i) dispositions made in the ordinary course of business and (ii) the sale of substantially all the assets used in the wireless PCS telecommunications business conducted by Conestoga Wireless Company, a subsidiary of Conestoga).

18. For each of Conestoga, NTELOS, and Acquisition, less than 50 percent of the fair market value of its adjusted total assets consists of stock and securities. For purposes of the preceding sentence, (a) a corporation's adjusted total assets exclude cash, cash items (including accounts receivable and cash equivalents), and United States government securities, and (b) a corporation's adjusted total assets exclude stock and securities issued by any subsidiary at least 50 percent of the voting power or 50 percent of the total fair market value of the stock of which is owned by the corporation, but the corporation is treated as owning directly a ratable share (based on the percentage of the fair market value of the subsidiary's stock owned by the corporation) of the assets owned by any such subsidiary.

19. Since April 16, 1997, Conestoga has not distributed to its shareholders or security holders stock or securities of a controlled corporation in a transaction to which section 355(a) of the Code applies.

20. At all times during the five-year period ending on the effective date of the Merger, no Conestoga shareholder that is a nonresident alien or foreign entity has owned directly or indirectly of record or, to the knowledge of Conestoga, beneficially more than five percent of the outstanding Conestoga common stock.

21. Either (a) no shares of Conestoga common stock, if any, that were acquired in connection with the performance of services are subject to a substantial risk of forfeiture within the meaning of section 83(c) of the Code, or (b) any shares of NTELOS common stock received in exchange for shares of Conestoga common stock that were acquired in connection with the performance of services and are subject to a substantial risk of forfeiture within the meaning of section 83(c) of the Code will be subject to substantially the same risk of forfeiture after the Merger.

22. No outstanding Conestoga common stock acquired in connection with the performance of services was or will have been acquired within six months before the effective date of the Merger by any person subject to section 16(b) of the Securities Exchange Act of 1934 other than pursuant to an award (a) granted under a plan that satisfies the requirements under S.E.C. Rule 16b-3 or (b) granted more than six months before such effective date.

23. Conestoga has not filed, and holds no asset subject to, a consent pursuant to section 341(f) of the Code and the regulations thereunder.

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24. Conestoga is not a party to, and holds no assets subject to, a "safe harbor lease" under section 168(f)(8) of the Internal Revenue Code of 1954, as amended before the Tax Reform Act of 1984, and the regulations thereunder.

We assume that (a) the preceding enumerated statements are and will remain accurate, and (b) the Merger will be consummated in accordance with the Agreement.

On the basis of the foregoing, we are of the opinion that (under existing law) for federal income tax purposes:

1. The Merger will be a reorganization with the meaning of section 368(a) of the Code.

2. Neither NTELOS nor Acquisition will recognize gain or loss on the acquisition by Acquisition of Conestoga's assets in exchange for NTELOS common stock, cash, and the assumption of Conestoga's liabilities.

3. Conestoga will not recognize gain or loss (a) on the transfer of its assets to Acquisition in exchange for NTELOS common stock, cash, and the assumption of Conestoga's liabilities or (b) on the constructive distribution of NTELOS common stock and cash to the Conestoga shareholders.

4. A Conestoga shareholder will not recognize gain or loss on the exchange of shares of Conestoga common stock solely for shares of NTELOS common stock in the Merger.

5. A Conestoga shareholder who exchanges shares of Conestoga common stock for shares of NTELOS common stock and cash in the Merger will recognize any gain realized (including any gain treated as a dividend) up to the amount of such cash received, but will not recognize any loss.

We are also of the opinion that the material federal income tax consequences of the Merger to Conestoga shareholders are fairly summarized in the S-4 under the heading "The Merger--Material Federal Income Tax Consequences".

Except as set forth above, we express no opinion regarding any tax consequences of the Merger. This opinion may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our prior written consent. We consent to the use of this opinion as an exhibit to the S-4 and to the references to this firm in the S-4 under the aforementioned heading. In giving this consent, we do not admit that we are within the category of persons whose consent is required by section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,



/s/ Hunton & Williams